SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Frederick’s of Hollywood Group Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

35582T108

(CUSIP Number)

Philip A. Falcone

Chief Executive Officer

Harbinger Group Inc.

450 Park Avenue, 30th Floor

New York, New York 10022

(212) 906-8555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 35582T108	Page 2 of 15

1	NAME OF REPORTING PERSON FOHG Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,197,377 (see Item 5)
	8	SHARED VOTING POWER 36,485,306 (see Item 5)
	9	SOLE DISPOSITIVE POWER 53,197,377 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,682,683 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 35582T108	Page 3 of 15

1	NAME OF REPORTING PERSON Harbinger Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,197,377 (see Item 5)
	8	SHARED VOTING POWER 36,485,306 (see Item 5)
	9	SOLE DISPOSITIVE POWER 53,197,377 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,682,683 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

SCHEDULE 13D

CUSIP No. 35582T108	Page 4 of 15

1	NAME OF REPORTING PERSON Philip A. Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 53,197,377 (see Item 5)
	8	SHARED VOTING POWER 36,485,306 (see Item 5)
	9	SOLE DISPOSITIVE POWER 53,197,377 (see Item 5)
	10	SHARED DISPOSITIVE POWER 0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,682,683 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.9% (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 35582T108	Page 5 of 15

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment No. 2”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on March 25, 2013, as amended by Amendment No. 1, filed on September 30, 2013 (as amended, the “Schedule 13D”), and is being filed by the Reporting Persons with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Frederick’s of Hollywood Group Inc., a New York corporation, with principal executive offices located at 6255 Sunset Boulevard, Hollywood, CA (the “Issuer”). This Amendment No.2 supplements or amends the Schedule 13D as set forth herein.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

(a—c) This Schedule 13D is being filed by Harbinger Group Inc., a Delaware corporation (“HGI”), FOHG Holdings, LLC, a Delaware limited liability company (“FOHG Holdings”), and Mr. Philip Falcone (together with HGI, the “Reporting Persons”).

The shares of Common Stock reported in this Schedule 13D are beneficially owned by HGI and held in the name of HGI Funding, LLC, a Delaware limited liability company (“HGI Funding”) and a direct wholly-owned subsidiary of HGI. Although FOHG Holdings does not own directly any securities of the Issuer, FOHG Holdings was formed for the purpose of acquiring the Issuer pursuant to the Merger Agreement (as defined below).

Mr. Falcone does not own directly any securities of the Issuer. However, as a result of Mr. Falcone’s position as the Chief Executive Officer and Chairman of the Board of Directors of HGI and his relationship with the Controlling Persons (as defined below), Mr. Falcone may be deemed to beneficially own securities of the Issuer beneficially owned by the other Reporting Persons. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

The information required by General Instruction C to Schedule 13D with respect to (i) the executive officers and directors of HGI is listed on Schedule A hereto under the heading “HGI Executive Officers and Directors”; and (ii) each person controlling HGI is listed on Schedule A hereto under the heading “HGI Controlling Persons” (the persons identified in clause (i) and (ii), the “Controlling Persons” and, together with the Reporting Persons, the “Harbinger Persons”). HGI is a holding company with its principal business address located at 450 Park Avenue, 30th Floor, New York, NY 10022. Mr. Falcone is a United States citizen. Mr. Falcone is the Chief Executive Officer and Chairman of the Board of Directors of HGI and has the relationship with the Controlling Persons described in Schedule A hereto.

Certain additional information required by this Item 2 and General Instruction to Schedule 13D is set forth on Schedule A, which is incorporated by reference herein.

CUSIP No. 35582T108	Page 6 of 15

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following paragraph:

It is anticipated that the funding (including expenses) required for the Merger (as defined below) will be up to approximately $6 million. On October 10, 2013, the Issuer, FOH Holdings, Inc., Frederick’s of Hollywood, Inc., Frederick’s of Hollywood Stores, Inc. and Hollywood Mail Order, LLC (collectively, the “Borrowers”) entered into a Fourth Amendment (“Fourth Amendment”) to that certain Credit and Security Agreement, dated as of May 31, 2012 (as amended, supplemented, modified and in effect upon effectiveness of the Fourth Amendment, the “Credit Agreement”), by and among the Borrowers, Salus CLO 2012-1, Ltd. and Salus Capital Partners, LLC, (“Lender”). The Fourth Amendment provides, among other things, for an increase in the revolving line of credit provided for under the Credit Agreement by $11,000,000, from $24,000,000 to $35,000,000. $5,000,000 of the $11,000,000 increase was advanced to the Company on October 10, 2013, and up to the full amount of the remaining $6,000,000 will be funded upon the consummation of the Merger. The $5,000,000 advance is to be repaid on April 10, 2014 if the Merger is not consummated by that date, or alternatively on or prior to May 31, 2015 (the “Termination Date”) pursuant to the Credit Agreement if the Merger is consummated on or before April 10, 2014. The additional $6,000,000 payment (plus any additional amount that the Lender may elect to advance in its sole discretion) is to be used for payment of the Merger Consideration (as defined in the Merger Agreement) and fees, expenses, costs and obligations incurred in connection with the Merger, and is to be repaid pursuant to the Credit Agreement on the Termination Date.

This summary of the Fourth Amendment does not purport to be complete and is qualified in its entirety by the Fourth Amendment which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 16, 2013.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following paragraphs:

On December 19, 2013, the Issuer announced in a press release (the “Press Release”) that it had entered into an Agreement and Plan of Merger (“Merger Agreement”) with FOHG Holdings and FOHG Acquisition Corp., a New York corporation and wholly-owned subsidiary of FOHG Holdings (“Merger Sub”), dated December 18, 2013. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), and at the effective time of the Merger, each issued and outstanding share of Common Stock (other than Excluded Shares, Dissenting Shares, Affiliate Stock Options, Affiliate Company Awards and Affiliate Warrants (each as defined in the Merger Agreement)) will be converted into the right to receive $0.27 in cash, without interest. Consummation of the Merger is subject to the satisfaction or waiver of various conditions set forth in the Merger Agreement, including obtaining the requisite approval of the Issuer’s shareholders under its constituent documents and applicable New York law.

The Merger Agreement contains a number of representations and warranties that the parties thereto have made to each other. The assertions embodied in those representations and warranties are qualified by information in a confidential disclosure letter that modify, qualify and create exceptions to such representations and warranties. In addition, these representations and warranties were made as of the date of the Merger Agreement. Representations and warranties are frequently utilized as a means of allocating risks, both known and unknown, rather than to make affirmative factual claims or statements. Accordingly, persons that are not parties to the Merger Agreement should not rely on the representations and warranties as current characterizations of factual information about the Issuer, FOHG Holdings or Merger Sub.

CUSIP No. 35582T108	Page 7 of 15

The purpose of the Merger is for FOHG Holdings to acquire all of the publicly held Common Stock of the Issuer. If the Merger is consummated, the Common Stock will no longer be publicly traded and will cease to be registered under Section 12 of the Exchange Act, and the Issuer will be privately held by FOHG Holdings. The information disclosed in this paragraph and in the preceding paragraph of this Item 4 is qualified in its entirety by reference to the Press Release and Merger Agreement, copies of which are attached as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D, and incorporated herein by reference in their entirety.

In connection with the transaction, FOHG Holdings, the Consortium Members and William F. Harley entered into a Rollover Agreement (the “Rollover Agreement”). Pursuant to the Rollover Agreement, each Rollover Shareholder (as defined in the Rollover Agreement) agreed, among other things, subject to the terms and conditions set forth therein, to contribute to FOHG Holdings at the effective time of the Merger all shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock owned by such Rollover Shareholder free and clear of all Liens (as such term is defined in the Rollover Agreement) in exchange for certain equity interests in FOHG Holdings as provided in the Rollover Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is attached as Exhibit 3 to this Schedule 13D and is incorporated herein by reference in its entirety.

In connection with the transaction, the Issuer, FOHG Holdings, the Consortium Members and William F. Harley entered into a Voting Agreement (the “Merger Voting Agreement”), dated December 18, 2013. Pursuant to the Merger Voting Agreement, each Shareholder (as defined in the Merger Voting Agreement) agreed, among other things, subject to the terms and conditions set forth therein, to vote their shares of Common Stock in support of the Merger. TTG and HGI Funding, in their capacities as holders of Series A Preferred Stock and Series B Preferred Stock, respectively, also provided their consent to the Merger and waived their rights to receive certain payments as provided in the Issuer’s Restated Certificate of Incorporation. The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Voting Agreement, copy of which is attached as Exhibit 4 to this Schedule 13D, and is incorporated herein by reference in its entirety.

In connection with the transactions contemplated by the Merger Agreement, HGI Funding and TTG entered into a Purchase and Sale Agreement (the “Series A SPA”), dated December 18, 2013. Pursuant to the Series A SPA, HGI Funding agreed, subject to the terms and conditions set forth therein, to purchase from TTG 14,900 shares of Series A Preferred Stock, for an aggregate purchase price of $1,490,000. HGI Funding’s purchase of the Series A Preferred Stock is subject to the condition subsequent that the Merger occurs as contemplated by the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Series A SPA, a copy of which is attached as Exhibit 5 to this Schedule 13D and is incorporated herein by reference in its entirety.

The information required by Item 4 not otherwise provided herein is set forth in Item 3 and is incorporated herein by reference in its entirety.

CUSIP No. 35582T108	Page 8 of 15

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to include the following:

References to percentage ownerships of shares of Common Stock in this Schedule 13D are based on the 104,437,608 voting securities of the Issuer believed by the Reporting Persons to be outstanding as of November 22, 2013, which are comprised of (i) 39,273,254 shares of Common Stock and (ii) voting securities of the Issuer outstanding after giving effect to the exercise or conversion of (A) 56,778 shares of Series A Preferred Stock (as defined in Item 6 of the Schedule 13D), representing, in the aggregate, 6,268,127 shares of Common Stock, which are owned by TTG and which the Reporting Persons may be deemed to beneficially own (as described herein), (B) 107,576 shares of Series B Preferred Stock, representing, in the aggregate, 43,030,400 shares of Common Stock, which are owned beneficially by the Reporting Persons, (C) warrants representing, in the aggregate, 1,000,000 shares of Common Stock, which are owned by Fursa and Arsenal and which the Reporting Persons may be deemed to beneficially own (as described herein), (D) warrants representing, in the aggregate, 1,500,000 shares of Common Stock, which are owned by TTG and which the Reporting Persons may be deemed to beneficially own (as described herein), (E) certain Corresponding Securities (as defined below) representing, in the aggregate, 3,160,350 shares of Common Stock, which are not held by the Reporting Persons or the Rollover Shareholders, (F) Warrants (as defined below) representing, in the aggregate, 10,166,977 shares of Common Stock, which are beneficially owned by the Reporting Persons and (G) 38,500 shares of Common Stock that William F. Harley has the right to acquire through the exercise of share options within the next sixty (60) days. As discussed further below, the Warrants may not be exercised unless the Corresponding Securities (as defined below), which are not beneficially owned by the Reporting Persons, are exercised or converted prior to, or simultaneously with, the exercise of the Warrants. Accordingly, for purposes of calculating percentage ownerships of Common Stock in this Schedule 13D, it is assumed that the warrants representing 3,160,350 shares of Common Stock not held by the Reporting Persons have been exercised.

(a, b) As of the date hereof, HGI (through HGI Funding and FOHG Holdings) may be deemed to beneficially own (i) 107,576 shares of Series B Preferred Stock, which are convertible into an aggregate of 43,030,400 shares of Common Stock, and (ii) 10,166,977 shares of Common Stock, which HGI Funding may purchase pursuant to warrants with exercise prices ranging from $0.01 to $1.21 per share (the “Warrants”). Pursuant to their terms, the Warrants are only exercisable upon a corresponding exercise or conversion of securities representing 10,166,977 shares of Common Stock, which are not owned beneficially by the Reporting Persons (“Corresponding Securities”), 3,160,350 of which are not held by the Reporting Persons or the Rollover Shareholders.

In addition, as a result of (i) the assignment of the Voting Agreement by Five Island to HGI Funding as defined and described in Amendment No. 1 to this Schedule 13D filed with the SEC on September 30, 2013 and (ii) the matters described above in Item 4 of this Amendment No. 2, HGI (through HGI Funding and FOHG Holdings) may, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), be deemed to beneficially own 36,485,306 shares of Common Stock that are owned by the Rollover Shareholders (all of whom are parties to the Voting Agreement), and HGI and the Rollover Shareholders may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim any such group membership and nothing herein shall be deemed an admission by the Reporting Persons as to the existence of such a group.

Accordingly, if HGI (through HGI Funding and FOHG Holdings) is deemed to beneficially own the 36,485,306 shares of Common Stock that are owned by the Rollover

CUSIP No. 35582T108	Page 9 of 15

Shareholders, as of the date hereof, HGI (through HGI Funding) may be deemed to be the beneficial owner of 89,682,683 shares of Common Stock, constituting 85.9% of the outstanding voting securities of the Issuer. HGI (through HGI Funding and FOHG Holdings) has the sole power to vote or direct the vote of 0 shares of Common Stock; may be deemed to have shared power to vote or direct the vote of 36,485,306 shares of Common Stock (if HGI is deemed to beneficially own the shares of Common Stock that are owned by the Shareholders); has sole power to dispose or direct the disposition of 53,197,377 shares of Common Stock; and has shared power to dispose or direct the disposition of 0 shares of Common Stock.

(a, b) As of the date hereof, none of HGI, FOHG Holdings or Mr. Falcone owns directly any securities of the Issuer. However, as a result of relationships described in Item 2 hereof, HGI, FOHG Holdings and Mr. Falcone may be deemed to beneficially own the Common Stock owned by HGI Funding. Each of the Reporting Persons specifically disclaims beneficial ownership in the Common Stock reported herein except to the extent it or he actually exercises voting or dispositive power with respect to such Common Stock.

(c) Other than (i) that certain Sale and Transfer Agreement by and between Five Island Asset Management LLC and HGI Funding, LLC dated as of September 26, 2013, a copy of which is attached as Exhibit 1 to Amendment No. 1 to this Schedule 13D filed on September 30, 2013 and (ii) as described in this Amendment No. 2, to the Reporting Persons’ knowledge, neither the Reporting Persons, nor any Schedule A Person has effected any transaction in the shares of Common Stock during the past 60 days.

(d) To the Reporting Persons’ knowledge, no person other than the Rollover Shareholders has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Amendment No. 2.

All information contained in this Amendment No. 2 relating to (i) the Consortium Members (other than HGI Funding), (ii) the Rollover Shareholders (other than HGI Funding) and (iii) the shares of Common Stock owned by each of the Rollover Shareholders (other than HGI Funding), is based on information provided by such Consortium Member or Rollover Shareholder, respectively, and the Issuer. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following paragraphs:

The information set forth or incorporated in Items 3 and 4 hereof is incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Consortium Members and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

CUSIP No. 35582T108	Page 10 of 15

Item 7. Material to be filed as Exhibits.

Exhibit 1	Press Release, dated December 19, 2013.

Exhibit 2	Agreement and Plan of Merger, by and among FOHG Holdings, LLC, FOHG Acquisition Corp., and Frederick’s of Hollywood Group Inc., dated December 18, 2013.

Exhibit 3	Rollover Agreement, by and among FOHG Holdings, LLC, HGI Funding, LLC, TTG Apparel, LLC, Tokarz Investments, LLC, Fursa Alternative Strategies LLC, Arsenal Group, LLC and William F. Harley, dated December 18, 2013.

Exhibit 4	Merger Voting Agreement, by and among FOHG Holdings, LLC, Frederick’s of Hollywood Group Inc., HGI Funding, LLC, TTG Apparel, LLC, Tokarz Investments, LLC, Fursa Alternative Strategies LLC, Arsenal Group LLC and William F. Harley, dated December 18, 2013.

Exhibit 5	Purchase and Sale Agreement, by and between HGI Funding, LLC and TTG Apparel, LLC, dated December 18, 2013.

Schedule A

HGI Executive Officers and Directors

Name	Business Address	Citizenship	Principal Occupation

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	US	Chief Executive Officer & Chairman of the Board of HGI (See below for relationship with Controlling Persons)

Omar M. Asali	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director and President

Thomas A. Williams	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President and Chief Financial Officer

David M. Maura	450 Park Avenue, 30th Floor, New York, NY 10022	US	Executive Vice President & Director

Michael Kuritzkes	450 Park Avenue, 30th Floor, New York, NY 10022		Executive Vice President & General Counsel

Michael Sena	450 Park Avenue, 30th Floor, New York, NY 10022	US	Vice President and Chief Accounting Officer

Lap Wai. Chan	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Keith M. Hladek	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Frank Ianna	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Gerald Luterman.	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

Robin Roger	450 Park Avenue, 30th Floor, New York, NY 10022	US	Director

HGI Controlling Persons

Name	Business Address	Citizenship	Principal Occupation

Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”)	c/o International Fund Services (Ireland) Limited, 78 Sir John Rogerson’s Quay, Dublin 2, Ireland	Cayman Islands	Investment Vehicle

Harbinger Capital Partners LLC (“Harbinger LLC”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Master Fund

Harbinger Holdings, LLC (“Harbinger Holdings”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Manager of Harbinger LLC, Managing Member of HCPSS (as defined below)

Harbinger Capital Partners Special Situations Fund, L.P. (the “Special Fund”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Vehicle

Harbinger Capital Partners Special Situations GP, LLC (“HCPSS”)	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	General Partner of the Special Fund

Global Opportunities Breakaway Ltd. (the “Global Fund”)	c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, Cayman Islands KY1- 1104	Cayman Islands	Investment Vehicle

Harbinger Capital Partners II LP	450 Park Avenue, 30th Floor, New York, NY 10022	Delaware	Investment Manager of the Global Fund

Philip A. Falcone	450 Park Avenue, 30th Floor, New York, NY 10022	U.S.	Managing Member of Harbinger Holdings, Portfolio Manager of the Master Fund, Portfolio Manager of the Special Fund

None of the Harbinger Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Except as set forth below, none of the Harbinger Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In June 2012, Harbinger LLC settled administrative proceedings regarding compliance with Rule 105 of Regulation M with respect to three offerings. In connection with the settlement, the Securities and Exchange Commission (the “Commission”) issued an Order Instituting Administrative and Cease-and-Desist Proceedings Pursuant to Section 21C of the Securities Exchange Act of 1934 and Section 203(e) of the Investment Advisers Act of 1940, making findings, and imposing remedial sanctions and a cease-and-desist order against Harbinger LLC for three violations of Rule 105. The order censured Harbinger LLC and requires Harbinger LLC to cease and desist from committing or causing any violations and any future violations of Rule 105. Harbinger LLC paid disgorgement, prejudgment interest and a civil monetary penalty in connection with the order. Harbinger LLC also consented to the issuance of the order without admitting or denying any of the findings contained therein.

On September 18, 2013, the United States District Court for the Southern District of New York entered a final Judgment (the “Final Judgment”) approving a settlement between the Commission and Harbinger LLC, Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Mr. Falcone (collectively, the “HCP Parties”), in connection with two civil actions previously filed against the HCP Parties by the Commission. One civil action alleged that Harbinger Capital Partners Special Situations GP, LLC, Harbinger Capital Partners Offshore Manager, L.L.C., and Philip Falcone violated the anti-fraud provisions of the federal securities laws by engaging in market manipulation in connection with the trading of the debt securities of a particular issuer from 2006 to 2008. The other civil action alleged that Harbinger LLC and Mr. Falcone violated the anti-fraud provisions of the federal securities laws in connection with a loan made by the Special Fund to Mr. Falcone in October 2009 and in connection with the circumstances and disclosure regarding alleged preferential treatment of, and agreements with, certain fund investors. The Final Judgment bars and enjoins Mr. Falcone for a period of five years (after which he may seek to have the bar and injunction lifted) from acting as or being an associated person of any “broker,” “dealer,” “investment adviser,” “municipal securities dealer,” “municipal adviser,” “transfer agent,” or “nationally recognized statistical rating organization” (as those terms are defined under the federal securities laws, collectively, the “Specified Entities”). Under the Final Judgment, Mr. Falcone may continue to own and control HGI and serve as its Chief Executive Officer, as a director and as Chairman of its board. However, during the period of the bar, Mr. Falcone’s activities at certain subsidiaries of HGI that are Specified Entities may be limited, and, in light of Mr. Falcone’s role with HGI, HGI and our subsidiaries may be limited in their ability to make certain acquisitions of Specified Entities. During the period of the bar, Mr. Falcone may remain associated with Harbinger LLC and certain other Harbinger LLC-related entities, provided that, during such time, Mr. Falcone’s association will be limited as set forth in the Final Judgment. The Final Judgment requires the HCP Parties to pay disgorgement, prejudgment interest, and civil penalties totaling approximately $18 million.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2013

FOHG HOLDINGS, LLC

/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Manager

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Name: Philip A. Falcone

JOINT FILING AGREEMENT

The undersigned agree that this Amendment No. 2 to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Frederick’s of Hollywood Group Inc. shall be filed on behalf of the undersigned.

FOHG HOLDINGS, LLC

/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Manager

HARBINGER GROUP INC.

/s/ Thomas A. Williams
Name: Thomas A. Williams
Title: Executive Vice President and Chief Financial Officer

/s/ Philip A. Falcone
Name: Philip A. Falcone